UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extension Amendment to Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement

On January 2, 2018 , Intelsat S.A.’s (the “Company”) wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), entered into an Amendment No. 5 and Joinder Agreement (the “Amendment No. 5”), among Intelsat Jackson, Intelsat Connect Finance S.A., the subsidiary guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent, amending its senior secured Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment No. 5 and as otherwise amended, restated, supplemented or otherwise modified from time to time, the “Amended Credit Agreement”).

The Amendment No. 5 extends the maturity date of the $1.095 billion existing Tranche B-2 Term Loans outstanding through a refinancing of the Tranche B-2 Term Loans with new incremental floating rate term loans with a principal amount of $395,000,000 (the “Floating Rate Loans”) and new incremental fixed rate term loans with a principal amount of $700,000,000 (the “Fixed Rate Loans”). The maturity date of both the Floating Rate Loans and the Fixed Rate Loans is January 2, 2024, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Amended Credit Agreement. The Floating Rate Loans have an applicable interest rate margin of 4.5% per annum for London InterBank Offering Rate loans and 3.5% per annum for base rate loans (at Intelsat Jackson’s election as applicable). The Fixed Rate Loans have an interest rate of 6.625% per annum.

Prior to July 2, 2020, prepayments of the Floating Rate Loans are subject to a make whole premium of the greater of (a) 1.0% of the outstanding principal amount of such Floating Rate Loans and (b) the excess of (i) the present value as of such prepayment date of 3.364% of the outstanding principal amount of such Floating Rate Loans plus all required interest payments on such Floating Rate Loans through July 2, 2020 over (ii) the then outstanding principal amount of such Floating Rate Loans. In addition, prior to July 2, 2020, prepayments of the Fixed Rate Loans are subject to a make whole premium of the greater of (a) 1.0% of the outstanding principal amount of such Fixed Rate Loans and (b) the excess of (i) the present value as of such prepayment date of 3.313% of the outstanding principal amount of such Fixed Rate Loans plus all required interest payments on such Floating Rate Loans through July 2, 2020 over (ii) the then outstanding principal amount of such Floating Rate Loans. From and including July 2, 2020 and prior to July 2, 2021, the Floating Rate Loans are subject to a prepayment premium of 3.364% and the Fixed Rate Loans are subject to a prepayment premium of 3.313%. From and including July 2, 2021 and prior to July 2, 2022, the Floating Rate Loans are subject to a prepayment premium of 1.682% and the Fixed Rate Loans are subject to a prepayment premium of 1.656%. From and after July 2, 2022, prepayments of both the Floating Rate Loans and the Fixed Rate Loans may be made at par.

The foregoing summary of the Amendment No. 5 is not complete and is qualified in its entirety by reference to the Amendment No. 5, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(d) Exhibits.

Exhibit Number	Description

99.1	Amendment No. 5 and Joinder Agreement, dated as of January 2, 2018, among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the subsidiary guarantors party thereto, Bank of America, N.A., as administrative agent, and the lenders party thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date:	January 2, 2018	By:	/s/ Michelle Bryan
		Name:	Michelle Bryan
		Title:	Executive Vice President, General Counsel, Chief Administrative Officer & Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amendment No. 5 and Joinder Agreement, dated as of January 2, 2018, among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the subsidiary guarantors party thereto, Bank of America, N.A., as administrative agent, and the lenders party thereto